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                              September 14, 2023

       Xiaoxi Lin, Esq.
       Partner
       Linklaters LLP
       11th floor Alexandra House, Chater Road
       Hong Kong, People   s Republic of China

                                                        Re: Zhangmen Education
Inc.
                                                            Schedule 13E-3
filed August 18, 2023
                                                            Filed by Zhangmen
Education Inc., Ultimate Vitor II Holdings Limited,
                                                            Summit Lustre
Limited, and Yi Zhang
                                                            File No. 005-93336

       Dear Xiaoxi Lin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed August 18, 2023

       General

   1. Throughout the proxy statement, where the Shareholder Requisite Vote is described, please include
disclosure that clearly and straightforwardly indicates that approval is assured given the
Buyer's 82.4% voting stake.
       Background of the Merger, page 25

   2.                                                   On page 26, please
disclose the proposed maximum percentage associated with
                                                        the Dissenters' Rights
Condition that was included in Davis Polk's initial draft of the
                                                        Merger Agreement. On
the top of page 28, we note the reference to "... accepting the
                                                        Dissenters    Rights
Condition but increasing the threshold... ." Please specify the threshold to which the condition
was increased. Finally, please disclose additional information about the negotiations
surrounding the Dissenters' Rights Condition. We note that the
 Xiaoxi Lin, Esq.
FirstName  LastNameXiaoxi Lin, Esq.
Linklaters LLP
Comapany 14,
September  NameLinklaters
               2023        LLP
September
Page 2     14, 2023 Page 2
FirstName LastName
         condition is triggered if a relatively small number of shareholders dissent, suggesting significant and/or unusual uncertainty about the potential value of dissenters' rights under
         Cayman Islands law. Please revise to elaborate on how such uncertainty affected negotiations over the Merger Agreement, or advise. Similarly, if the Dissenters' Rights
         Condition was influenced by a feature of Cayman Islands or other applicable law that impacts the acquiror's right to eliminate dissenting holders after the Merger, please discuss.
Reasons for the Merger and Recommendation of the Special Committee and the Company
Board, page 28

3.       On page 31, we note that the following negative factor is presented:
"No Separate Vote
         on the Merger by the Unaffiliated Security Holders. The fact that the consummation of the Merger is not subject to approval by a separate vote of the Unaffiliated Security
         Holders." Please revise to clarify, if true, that the Special Committee recognized not only that a separate vote of the Unaffiliated Security Holders is not required, but that the vote is effectively locked up, given the Buyer's 82.4% voting stake and the two-thirds approval threshold.
Position of the Buyer as to the Fairness of the Merger, page 33

4. The list of bullet points on pages 33-34 and the similar list on pages 35-36, along with the disclosure that precedes each list, appear to include significant repetition. Please clarify by consolidating the disclosure, or advise.
Certain Financial Projections, page 37

5. We note the reference to a "summary of its financial projections" at the bottom of page
         38. Otherwise, however, the disclosure in the proxy statement suggests that full projections have been included. Please clarify. We also note various references in the proxy statement, including on page 39, to "forecasts" (in addition to "financial projections"). Please advise as to whether any forecasts other than the Management
         Projections were prepared by the Company   s management and considered
by the Special
         Committee and Duff & Phelps in connection with their analysis of the Proposed
         Transaction, and if so, please disclose such forecasts.
Fees and Expenses, page 57

6.       Please fill in the table on page 57.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094.
 Xiaoxi Lin, Esq.
Linklaters LLP
September 14, 2023
Page 3

                                     Sincerely,
FirstName LastNameXiaoxi Lin, Esq.
                                     Division of Corporation Finance
Comapany NameLinklaters LLP
                                     Office of Mergers and Acquisitions
September 14, 2023 Page 3
cc:       Li He, Esq.
FirstName LastName